UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-38245

Xiaobai Maimai Inc.

(Exact name of registrant as specified in its charter)

Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China
Tel: +86 10 5370 9902

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements

Private Placement

On August 9, 2021, Xiaobai Maimai Inc. (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 6,340,000 units (the “Units”), each Unit consisting of one ordinary share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase three Shares (“Warrant”) with an initial exercise price of $3.00 at a price of $1.58 per Unit, for an aggregate purchase price of approximately $10.02 million (the “Offering”). The net proceeds to the Company from such Offering will be approximately $10.00 million and shall be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $3.00, or for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The SPA is subject to various conditions to closing, including, among other things, (a) Nasdaq’s approval of the supplemental listing application for the Units and (b) accuracy of the parties’ representations and warranties.

The forms of the SPA and the Warrant are filed as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA and Warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement
99.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xiaobai Maimai Inc.

By:	/s/ Zhang Rui (Kerrie)
Name: Zhang Rui (Kerrie)

Date: August 12, 2021